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Exhibit 99.3

Second Quarter
Report 2005

Biovail
Corporation

Q2

Letter to
Shareholders

Dear Fellow Shareholders,

In the second quarter of 2005, Biovail Corporation continued to take significant steps toward fortifying its business strategy, while executing strongly against its financial objectives.

To this end, the first phase of a new Strategic Plan for Biovail — to enhance the return on investment of the Company's U.S. commercial operations, restructure its approach to selling and marketing products in the primary-care market in the U.S. and generate significant cost savings in 2005 — is complete. As part of an agreement with Kos Pharmaceuticals, Inc. (Kos), Biovail divested the Teveten and Teveten HCT products and entered into a manufacturing-and-supply agreement for Cardizem® LA in the U.S. and Puerto Rico. Accordingly, Biovail no longer has an economic interest in the Teveten products, but continues to manufacture, supply and sell Cardizem® LA to Kos for distribution at contractually determined prices. In consideration for these and other items of the transaction, Kos paid Biovail $105.5 million.

A critical objective for our organization is to ensure that we have the financial strength to fund our growth. This strength will continue to be based on solid operational performance, and our ability to execute according to plan.

FINANCIAL PERFORMANCE

Total revenues for the three months ended June 30, 2005 were $217.4 million, compared with $206.3 million for the second quarter of 2004. Total revenues for the six months ended June 30, 2005 were $392.7 million, compared with $392.9 million for the first six months of 2004.

Second-quarter 2005 net income, in accordance with U.S. GAAP, was $3.7 million, compared with $44.2 million for the corresponding 2004 period. GAAP diluted earnings per share (EPS) for the second quarter of 2005 were $0.02, versus $0.28 for the second quarter of 2004. In the first half of 2005, GAAP EPS were $0.09, versus EPS of $0.41 for the first half of 2004.

Second-quarter and first-half 2005 GAAP net income and EPS figures were impacted by a restructuring charge, a non-cash write-down of assets and the write-off of certain inventories associated with the Kos transaction. These items negatively impacted net income and EPS by $50.0 million and $0.31, respectively.

Total product revenues for the second quarter of 2005 were up 4% over the comparable period in 2004. This increase reflects the strong performance of Zovirax®, Biovail's legacy products and the Company's generics portfolio, partially offset by anticipated declines in Wellbutrin XL®, and Cardizem® LA and Teveten revenues associated with the May 2005 Kos transaction.

PRODUCTS

Revenues for Wellbutrin XL® in the second quarter of 2005 were $70.5 million, compared with $79.1 million in the prior year period, reflecting a reduction in safety-stock levels at our marketing partner GlaxoSmithKline (GSK). Wellbutrin XL® continues to strengthen its market position as a leading treatment for depressive illnesses in adults. In June 2005, Wellbutrin XL® captured 57.5% of the new prescriptions written for the Wellbutrin brand (including generics). In the second quarter of 2005, Biovail entered into the second tier of its tiered-pricing agreement with GSK.

Biovail's Zovirax® franchise (Zovirax® Ointment and Zovirax® Cream) generated second-quarter 2005 revenues of $18.3 million, compared with $7.1 million in the second quarter of 2004, which was impacted by a reduction in wholesaler inventory levels. The Zovirax® franchise held a combined 68.1% share of the topical herpes market, an increase of 3.5 percentage points in market share versus second-quarter 2004 levels.

Cardizem® LA revenues were $17.6 million in the second quarter of 2005, compared with $23.6 million in the corresponding period in 2004. The decline reflects the May 2005 strategic alliance with Kos, whereby Biovail now manufactures and supplies the product to Kos for distribution. Importantly, total prescriptions for Cardizem® LA were up 24% in the second quarter of 2005, indicating a smooth transition of this product to Kos.

Second-quarter 2005 revenues for Biovail Pharmaceuticals Canada (BPC) were $23.7 million, compared with $23.9 million in the second quarter of 2004. Key performance drivers for BPC were the Tiazac® line and Wellbutrin® SR. Total prescriptions for the Tiazac® line (including Tiazac® XC) increased 15% in the second quarter of 2005, making it Canada's fastest-growing calcium channel blocker. Launched in January 2005, Tiazac® XC continues to track ahead of expectations and, to date, has gained formulary coverage in Quebec, Ontario, Manitoba, Saskatchewan and Alberta, and most recently, Nova Scotia.

Total prescription volume for Wellbutrin® SR decreased 5% in the second quarter of 2005 versus the comparable 2004 period, as a result of the availability of a generic formulation.

REGULATORY HIGHLIGHTS

From a regulatory perspective, the second quarter of 2005 was one of most the successful in the Company's history.

In May 2005, Biovail received U.S. Food and Drug Administration (FDA) approval for its orally disintegrating tablet version of tramadol. At this time, we are in late-stage discussions with potential strategic partners to commercialize Tramadol ODT and its sister product, Tramadol ER. We anticipate hearing from the FDA with respect to our Complete Response to the Tramadol ER Approvable Letter in September 2005.

Also in May 2005, Biovail received a Notice of Compliance from the Therapeutic Products Directorate (Canada) for its extended-release version of Glumetza™, a once-daily formulation of metformin hydrochloride for the treatment of Type II diabetes, which we developed in partnership with Depomed, Inc. Biovail is planning toward launching Glumetza™ to Canadian physicians in the fourth quarter of 2005 through BPC. In June 2005, Biovail received an Approval Letter from the FDA for Glumetza™ in the United States. At this time, Biovail is in discussions with potential partners to commercialize this product in the United States.

        In its central nervous system portfolio, Biovail received tentative FDA approval in May 2005 for an orally disintegrating tablet formulation of zolpidem tartrate, indicated for the short-term treatment of sleep disorders. Final approval for this product is impacted by a patent protecting Ambien until October 2006.

MANUFACTURING

In April 2005, Biovail broke ground on a $27.6-million optimization and expansion project announced in late February for its manufacturing facility in Steinbach. The expansion, which we expect to be completed in 2006, will add over 60,000 square feet, bringing the facility to 205,000 square feet. The optimization will contribute to the manufacture of near-term pipeline products, such as Tramadol ER and Venlafaxine EA. In 2004, we produced in excess of 1.4 billion dosage units at Steinbach; we expect to exceed that number in 2005, as a result of increases being driven by growing demand for Wellbutrin XL® and Cardizem® LA.

The Company's facilities in Puerto Rico at Dorado and Carolina are also preparing for the production of oral disintegrating tablet products, including Zolpidem ODT and Tramadol ODT. They will also produce 500mg and 1,000mg versions of Glumetza™.

CORPORATE-GOVERNANCE ENHANCEMENTS

In the second quarter, several more initiatives were undertaken to further enhance Biovail's corporate governance. Most notably, at our Annual and Special Meeting, shareholders elected two new independent members to the Board — Jamie Sokalsky, Executive Vice-President and Chief Financial Officer of Barrick Gold Corporation and William Wells, Chief Financial Officer of Bunge Limited. And upon approval of the continuance of Biovail under the Canada Business Corporations Act, my election to the Board was effected.

At the Annual and Special Meeting, our shareholders also approved changes to the composition of Board Committees, including the dissolution of the Compensation Committee, which has been combined with the Nominating and Corporate Governance Committee to form the Compensation, Nominating and Corporate Governance Committee. The newly formed Risk and Compliance Committee reviews with management the risks facing Biovail, and the management of those risks; it will also assist the Board in overseeing the Company's compliance programs.

In late May, we added a corporate-governance breakout site to Biovail.com. The site includes detailed information pertaining to current practices and procedures related to corporate governance, including director expectations, Board committees and charters, by-laws, and codes of professional and business conduct.

LOOKING AHEAD

Biovail is financially strong, ending the second quarter of 2005 with over $245 million in cash. Thus far in 2005, we have executed to plan. We have grown our business organically, paid down debt and have the resources to execute our strategies.

The Company's dynamic, flexible commercialization model now enables us to add multiple business units connected to a shared-services organization. We believe a key success factor in this business is being flexible: if the market changes, we've shown that we can react quickly.

Biovail currently has over 20 distinct drug-delivery technologies. This depth and breadth allows us to target a wide range of high-value opportunities, and to develop products with clinically meaningful benefits to patients and physicians. To this end, Biovail has a deep drug-development pipeline, with over 25 products currently in development. Importantly, our approach to product development is compound-oriented. Tramadol, for example, is the basis of a compound family. While Tramadol ODT and Tramadol ER are the first two members of the family, Biovail has four other development programs associated with the tramadol molecule. Some of these programs have considerable value, some are more modest, but at the end of the day, we're focused on the total value of that compound family.

Going forward, Biovail is well positioned for future growth. The Company is focused and well organized, and has the financial strength to execute its long-term strategy.

I would like to thank our employees and shareholders for their continued support.

/s/ DOUGLAS SQUIRES Douglas Squires Chief Executive Officer

BIOVAIL CORPORATION
CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	June 30 2005	December 31 2004
ASSETS
Current
Cash and cash equivalents	$245,443	$34,324
Marketable Securities	1,257	5,016
Accounts receivable	99,017	148,762
Inventories	101,195	110,154
Deposits and prepaid expenses	7,995	16,395

	454,907	314,651
Long-term investments	67,043	68,046
Property, plant and equipment, net	179,625	186,556
Goodwill	100,294	100,294
Intangible assets, net	892,819	978,073
Other assets, net	121,755	63,440

	$1,816,443	$1,711,060

LIABILITIES
Current
Accounts payable	$33,885	41,120
Accrued liabilities	120,417	82,917
Income taxes payable	22,732	24,594
Deferred revenue	20,530	8,141
Current portion of long-term obligations	24,396	33,465

	221,960	190,237
Deferred revenue	103,881	16,525
Deferred leasehold inducements	4,955	4,914
Long-term obligations	423,997	445,471

	754,793	657,147

SHAREHOLDERS' EQUITY
Common shares	1,457,264	1,457,065
Stock options outstanding	1,450	1,450
Deficit	(431,845)	(446,684)
Accumulated other comprehensive income	34,781	42,082

	1,061,650	1,053,913

	$1,816,443	$1,711,060

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
REVENUE
Product sales	$204,824	$197,213	$365,992	$372,310
Research and development	6,705	2,673	14,231	6,889
Royalty and other	5,861	6,427	12,428	13,740

	217,390	206,313	392,651	392,939

EXPENSES
Cost of goods sold	60,863	59,052	102,954	111,193
Research and development	22,752	15,830	43,239	33,821
Selling, general and administrative	58,051	55,991	133,656	115,449
Amortization	15,477	15,734	31,511	32,839
Write-down of assets	26,560	—	26,560	—
Restructuring costs	18,607	—	18,607	—
Acquired research and development	—	—	—	8,640

	202,310	146,607	356,527	301,942

Operating income	15,080	59,706	36,124	90,997
Interest income	912	167	1,290	571
Interest expense	(9,574)	(8,970)	(18,471)	(20,364)
Foreign exchange loss	(153)	(1,318)	(691)	(356)
Other expense	(263)	(3,577)	(533)	(2,434)

Income before provision for income taxes	6,002	46,008	17,719	68,414
Provision for income taxes	2,295	1,800	2,880	3,100

Net income	$3,707	$44,208	$14,839	$65,314

Earnings per share
Basic	$0.02	$0.28	$0.09	$0.41

Diluted	$0.02	$0.28	$0.09	$0.41

Weighted average number of common shares outstanding (000s)
Basic	159,398	159,084	159,391	159,043

Diluted	159,441	159,201	159,444	159,241

	Six Months Ended June 30
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$14,839	$65,314
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	50,579	44,009
Amortization and write-down of deferred financing costs	2,074	2,699
Amortization of discounts on long-term obligations	1,344	1,526
Write-down of assets	26,560	—
Acquired research and development	—	8,640
Other	176	(401)
Changes in operating assets and liabilities	59,358	(14,127)

Net cash provided by operating activities	154,930	107,660

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax	98,127	—
Additions to property, plant and equipment	(11,314)	(14,155)
Purchase of marketable securities	(5,470)	—
Proceeds from sales and maturities of marketable securities	4,618	—
Acquisition of business, net of cash acquired	—	(9,319)
Acquisition of long-term investments	—	(245)

Net cash provided by (used in) investing activities	85,961	(23,719)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(28,500)	(52,796)
Repayments under revolving term credit facility, including financing costs	(1,300)	(122,550)
Issuance of common shares, net of issue costs	199	3,678
Proceeds on termination of interest rate swaps	—	6,300

Net cash used in financing activities	(29,601)	(165,368)

Effect of exchange rate changes on cash and cash equivalents	(171)	(175)

Net increase (decrease) in cash and cash equivalents	211,119	(81,602)
Cash and cash equivalents, beginning of period	34,324	133,261

Cash and cash equivalents, end of period	$245,443	$51,659

Shareholder Information
BIOVAIL CORPORATION

7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

T: (905) 286-3000
F: (905) 286-3050
E: ir@biovail.com
W: www.biovail.com

FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

Corporate Information

TRADING SYMBOL — BVF

New York Stock Exchange
Toronto Stock Exchange

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Mellon Investor Services, LLC
New York, New York, USA

The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Biovail®, Cardisense®, Cardizem®, Cardizem® LA, CEFORM™, DrinkUp™, FlashDose®, Glumetza™, Instatab™, Isordil®, Shearform™, Smartcoat™, Tiazac®, Tiazac® XC, Vasotec® and Vaseretic®.

Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax® and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company for use in certain markets.

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, reliance on third parties to distribute, promote and price certain of our key products, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.

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Exhibit 99.3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS